UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 0-5734
The Retirement Plan of Agilysys, Inc.
Agilysys, Inc.
28925 Fountain Parkway
Solon, Ohio 44139

Financial Statements and Supplemental Schedule
The Retirement Plan of Agilysys, Inc.
December 31, 2009 and 2008, and Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

The Retirement Plan of Agilysys, Inc.
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008, and
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The Retirement Committee
The Retirement Plan of Agilysys, Inc.
We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Agilysys, Inc. as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 29, 2010

The Retirement Plan of Agilysys, Inc.
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value (see Notes 2 and 4)	$99,641,563	$76,335,690

Adjustment from fair value to contract value for fully benefit-responsive contracts	(1,236,072)	(165,501)

Net assets available for benefits	$98,405,491	$76,170,189

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,186,027
Net appreciation in fair value of investments (see Note 4)	18,809,815

Total net investment gain	19,995,842

Contributions:
Employer	2,172,512
Participants	7,088,931
Rollovers and other	534,248

Total contributions	9,795,691

Total additions	29,791,533

Deductions
Benefits paid to participants and rollover plans	7,535,872
Administrative expenses (see Note 3)	20,359

Total deductions	7,556,231

Net increase	22,235,302

Net assets available for benefits:
Beginning of year	76,170,189

End of year	$98,405,491

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
December 31, 2009 and 2008, and
Year Ended December 31, 2009
1. Description of Plan
The following description of The Retirement Plan of Agilysys, Inc. (the Plan) provides only general information. Participants should refer to the Plan agreement and the summary Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of Agilysys, Inc. (the Company and Plan Administrator) and certain of its subsidiaries as defined in the summary Plan document. At December 31, 2009, eligible employees may participate in the Plan after completing 60 days of continuous service.
The assets of the Plan are maintained by State Street Bank and Trust Company (the Trustee). MassMutual Financial Services (Recordkeeper) serves as the funding agent of the Plan and has entered into an arrangement with the Trustee to provide recordkeeping and certain other services to the Plan that would otherwise be handled by the Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may elect to contribute up to 50% of their annual pre-tax compensation, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. The Company may make discretionary contributions to the Plan each year for the benefit of all eligible employees. Effective July 1, 2007, the Company contributed a 100% matching contribution on the first 1% of compensation and a 50% matching contribution on the next 5% of compensation that a participant contributed to the Plan. Effective September 7, 2009, the Company suspended the employer matching contribution to the Plan. In February 2010, the Company announced that the employer matching contribution to the Plan would be reinstated effective January 1, 2011. Employees who attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Additional profit sharing amounts may be contributed at the discretion of the Company’s senior management. The additional profit sharing contributions may be made in cash or in common shares of the Company (Company Shares), provided that not more than 50% of the aggregate contribution for a Plan year is made in Company Shares. Profit sharing contributions for the year ended December 31, 2009 were $389,637.
The Plan allows for automatic enrollment with a 6% contribution of an eligible participant’s compensation 60 days after the date of hire, unless the participant has affirmatively elected a different contribution level or elected not to contribute to the Plan. The Company will invest these automatic contributions along with the Company matching contributions, if any, in the applicable MassMutual Destination Retirement Series fund, with a target year closest to the year the participant will reach age 65, on behalf of the participant until an affirmative election is received from the participant.
Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions, and any additional contributions not made in Company Shares in 1% increments. The Company may direct that Company Shares contributed to the Plan for annual contributions be invested initially in the Agilysys Company Stock Fund. Participant and Company contributions are eligible to be transferred to any of the investment options of the Plan.
Participants can generally change their investment elections at any time. A participant may elect to have a portion or all of the balance of prior contributions together with earnings (in increments of 1%) transferred from any fund in which it is invested to any other fund, subject to any transfer restrictions that the fund may impose.
Effective July 1, 2007, amounts invested in the Agilysys Stock Fund that exceeded 25% of a participant’s total account balance were transferred into the Plan’s stable value investment option. As of the first day of each subsequent calendar quarter, amounts invested in the Agilysys Stock Fund that exceed 35% of a participant’s total account balance are transferred into the Plan’s stable value investment option.
Effective April 1, 2008, the Plan was amended to allow for after-tax Roth 401(k) contributions and direct rollovers of designated Roth 401(k) accounts from other qualified retirement plans.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
1. Description of Plan (continued)
Participant Accounts
A separate account is maintained for each participant in the Plan, reflecting the participant’s contributions, the Company’s matching contributions, loans, withdrawals, transfers, and an allocation of (a) the Company’s profit sharing contributions based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, and realized and unrealized gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Company’s matching and profit sharing contributions portion of their accounts based on years of continuous service. Effective July 1, 2007, Company matching contributions are on a two-year cliff vesting schedule (Safe Harbor Match). Profit sharing contributions are 100% vested after 5 years of credited service.
Participant Loans
Participants may borrow from their vested interest, as defined, a minimum of $1,000 up to a maximum not to exceed the lesser of 50% of their vested interest or $50,000. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and accrue interest at 1 percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through payroll deductions. Participants may not have more than two loans outstanding at any time. A participant with two loans outstanding may not apply for another loan until one of the existing loans is repaid in full and may not refinance an existing loan or obtain a third loan for the purpose of repaying an existing loan. Existing loans may be pre-paid at any time without penalty.
Payment of Benefits
On termination of service or upon death, disability, or retirement, participants may receive a benefit payment, which is generally available in the single sum payment form equal to the value of the participant’s vested interest in his or her account. Distribution of the participant’s account must commence by April 1 following the end of the calendar year in which the participant attains age 70 1/2.
A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59 1/2 or upon determination that a serious financial hardship exists. Hardship withdrawals from the Safe Harbor Match source are not permitted.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Company Shares in his or her account. Prior to the time such rights are to be exercised, each participant is sent a copy of the proxy solicitation materials. Participants are requested to instruct the Trustee as to how Company Shares should be voted. If a participant does not provide the Trustee with instructions as to how Company Shares should be voted then, as provided in the Charter of the Retirement Plan Committee of Agilysys, Inc. adopted on July 1, 2008, such Company Shares are voted proportionately in accordance with the instructions received from other participants in the Plan.
Forfeited Accounts
At December 31, 2009 and 2008, forfeited nonvested accounts totaled $150,000 and $392,000, respectively. These accounts were used to offset future administrative expenses of the Plan and employer matching or profit sharing contributions.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
1. Description of Plan (continued)
Plan Expenses
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the Company elects to pay such amounts. The Company has elected to pay audit and consulting fees only.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, suspend, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance that provided additional information on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to the asset’s or liability’s normal market activity. This guidance also provided additional direction on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities. The Plan adopted this guidance for the reporting period ended December 31, 2009. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits. Retroactive adoption of this guidance is not required; therefore, the Plan did not adopt this guidance for the year ended December 31, 2008.
In May 2009, the FASB issued authoritative guidance to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. Subsequent events are named as either recognized or non-recognized. The FASB amended this guidance in February 2010. The Plan has adopted this guidance, as amended, for the reporting period ended December 31, 2009. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
In September 2009, the FASB issued authoritative guidance that allowed entities to use net asset value (NAV) per share (or its equivalent) to measure fair value when an investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted this guidance for the reporting period ended December 31, 2009 and utilized the guidance to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. As a result of adopting this guidance, the Plan provided additional disclosures regarding the nature and risks of such investments under the headings, Investment Valuation and Income Recognition and Fair Value Measurements, within Note 2. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued authoritative guidance providing that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and providing information on how to determine the appropriate classes of assets and liabilities to be presented. This guidance also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, this guidance introduces new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until reporting periods beginning after December 15, 2010, this guidance becomes effective for reporting periods beginning after December 15, 2009. The Plan Administrator is currently evaluating the effect that the provisions of this guidance will have on the Plan’s net assets available for benefits, its changes in net assets available for benefits, and related disclosures.
Investment Valuation and Income Recognition
The Plan’s investments in common stocks and Company Shares are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in mutual funds is based on quoted redemption values on the last business day of the plan year. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
The Plan maintains an investment in the Babson Core Bond SAGIC fund (SAGIC), which is a pooled separate account insured by a general account guarantee to preserve principal and pay a stated rate of return. The general account guarantee protects the separate account from daily fluctuations in the bond market. The fair value of the SAGIC, which is not traded in an active market, was determined by the unit value of the fund, which was calculated based on the market value of the underlying investments held by the fund at the end of the plan year. Authoritative guidance issued by the FASB requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.
Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits and expenses. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contributions to the SAGIC were invested in high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans, and short-term investments. Investments in the SAGIC were carried at contract value in the participants’ accounts, as described above. The adjustments to contract value for the SAGIC at December 31, 2009 and 2008 are shown in the aggregate on the Statements of Net Assets Available for Benefits and the SAGIC has been adjusted to contract value on the Schedule of Assets (Held at End of Year). Under the SAGIC agreement, the issuer does not guarantee payment of withdrawals at contract value as a result of premature termination of the contracts by the Plan or upon Plan termination. The Plan Administrator has not expressed any intention to take either of these actions. The yield earned by these fully-benefit responsive contracts at December 31, 2009 and 2008, was 4.95% and 3.51%, respectively. The yield credited to these fully-benefit responsive contracts at December 31, 2009 and 2008, was 4.90% and 4.85%, respectively.
Participant loans are stated at amortized cost plus accrued interest adjusted to a current market rate, which approximates fair value.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Fair Value Measurements
The fair value of financial assets and liabilities are measured on a recurring or non-recurring basis. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. In determining fair value of financial assets and liabilities, the Plan uses various valuation techniques. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant discretion. For other financial instruments, pricing inputs are less observable in the market and may require judgment. The availability of pricing inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction.
The Plan assesses the inputs used to measure fair value using a three-tier hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 —	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 —	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means; and

•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 —	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for the Plan’s investments measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks and Company Shares:	Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:	Valued at the net asset value of the shares held by the Plan at year end.

Participant loans:	Valued at amortized cost plus accrued interest adjusted to a current market rate, which approximates fair value.

Pooled separate account:	Valued at fair value based on the unit value of the fund, which is based on the market value of the underlying assets held in the account at the close of business at the end of the plan year.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table presents by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$73,965,886	$—	$—	$73,965,886
Common stocks and Company Shares	2,045,028	—	—	2,045,028
Pooled separate account	—	—	21,850,067	21,850,067
Participant loans	—	—	1,780,582	1,780,582

Total assets at fair value	$76,010,914	$—	$23,630,649	$99,641,563

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$50,952,214	$—	$—	$50,952,214
Common stocks and Company Shares	1,577,046	—	—	1,577,046
Pooled separate account	—	—	22,464,276	22,464,276
Participant loans	—	—	1,342,154	1,342,154

Total assets at fair value	$52,529,260	$—	$23,806,430	$76,335,690

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Level 3 Assets		Level 3 Assets
	Plan Year Ended December 31, 2009		Plan Year Ended December 31, 2008
	Pooled		Pooled
	Separate Account	Participant Loans	Separate Account	Participant Loans
Balance at January 1	$22,464,276	$1,342,154	$15,513,509	$1,027,539
Realized gains/(losses)	—	—	—	—
Unrealized gains relating to instruments still held at the reporting date	1,070,571	5,806	165,501	48,520
Purchases, sales, issuances, and settlements, net	(1,684,780)	432,622	6,785,266	266,095

Balance at December 31	$21,850,067	$1,780,582	$22,464,276	$1,342,154

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
3. Transactions With Parties in Interest
Party-in-interest transactions include the investment in the funds of the Recordkeeper, purchases or sales of Company Shares and receipt of the related dividend income, if any, and the payment of administrative expenses by the Plan. Such transactions are exempt from being prohibited transactions.
The Plan purchased Company Shares for $337,170, sold Company Shares for $702,883, and received dividends on Company Shares totaling $14,555 during the year ended December 31, 2009.
4. Investments
The following table presents investments at fair value that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2009	2008
American Funds EuroPacific Growth Fund	$9,297,369	$6,305,516
Babson Core Bond SAGIC	21,850,067	22,464,276
Babson Premier Credit Bond Fund	—	4,308,522
Clover Capital Small Company Value Fund	7,487,438	6,407,887
MassMutual Destination Retirement 2020 Fund	7,814,010	5,407,774
Northern Trust Indexed Equity Fund	—	7,058,339
Oppenheimer Capital Appreciation Fund	9,263,418	6,170,239
T.Rowe Price Mid Cap Growth Equity II Fund	7,231,866	4,566,556
Vanguard Institutional Index Fund	8,582,636	—
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Net
Appreciation in Fair
Value of Investments
Company Shares	$775,684
Common stocks	197,849
Mutual funds	17,830,476
Participant loans	5,806

$18,809,815

5. Income Taxes
The Plan received a determination letter from the IRS dated February 21, 2007, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Retirement Plan of Agilysys, Inc.
Notes to Financial Statements
7. Differences Between Financial Statements and Form 5500
The accompanying financial statements present participant loans at amortized cost plus accrued interest adjusted to a current market rate, which approximates fair value. The Form 5500 requires participant loans to be presented at book value. Therefore, the adjustment from fair value to book value for participant loans represents a reconciling item.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$98,405,491	$76,170,189
Adjustment from fair value to book value for participant loans	(54,326)	(48,520)

Net assets available for benefits per Form 5500	$98,351,165	$76,121,669

The following is a reconciliation of the net decrease in assets available for benefits per the financial statements to the net loss per the Form 5500:

December 31,
2009
Net increase in net assets available for benefits per the financial statements	$22,235,302
Decrease from fair value to book value for participant loans	(5,806)

Net gain per Form 5500	$22,229,496

The Retirement Plan of Agilysys, Inc.
EIN #34-0907152 Plan #001
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

	Description of	Current
Identity of Issuer	Investment	Value
Mutual Funds:
Babson Premier Credit Bond Fund	405,475 units	$4,407,513
* MassMutual Destination Retirement 2020 Fund	894,051 units	7,814,010
* MassMutual Destination Retirement 2040 Fund	410,868 units	3,554,007
American Funds EuroPacific Growth Fund	242,878 units	9,297,369
* MassMutual Destination Retirement Income Fund	70,956 units	654,218
Harris Focused Value Fund	180,101 units	2,627,681
T. Rowe Price Mid Cap Growth Equity II Fund	587,479 units	7,231,866
* MassMutual Destination Retirement 2030 Fund	549,759 units	4,766,408
* MassMutual Select Mid-Cap Value Fund	77,693 units	643,296
Wellington Fundamental Value Fund	385,982 units	3,608,932
Oppenheimer Capital Appreciation Fund	223,000 units	9,263,418
Waddell & Reed Small Cap Growth Fund	154,839 units	2,187,880
Clover Capital Small Company Value Fund	666,735 units	7,487,438
* MassMutual Destination Retirement 2010 Fund	72,689 units	673,102
Babson High Yield Fund	101,120 units	855,479
Vanguard Institutional Index Fund	84,160 units	8,582,636
* MassMutual Destination Retirement 2050 Fund	40,394 units	310,633

Pooled Separate Account:
Babson Core Bond SAGIC	1,644,875 units	20,613,995

Common Stocks:
Self-Directed Brokerage Account		822,547
* Agilysys Common Shares	187,921 units	1,222,482

Other:
* Participant Loans ($1,726,256 cost)	Interest rates from 4.25% to 10% due by or prior to 2024	1,780,582

Total		$98,405,491

*	Represents party in interest to the Plan.

The Retirement Plan of Agilysys, Inc.
EIN #34-0907152 Plan #001
Schedule H, Line 4j — Schedule of Reportable Transactions
December 31, 2009

					Current Value
Identity of					on Transaction	Net Gain
Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Date	(Loss)
Category (i) — Transactions in Excess of 5% of Plan Assets

Vanguard	Vanguard Institutional Index Fund	$8,599,800		$8,599,800	$8,599,800
American Funds	American Funds EuroPacific Growth Fund	9,043,231		9,043,231	9,043,231
American Funds	American Funds EuroPacific Growth Fund		$9,030,159	9,515,579	$9,030,159	$(485,420)
MassMutual	Northern Trust Select Indexed Equity Fund		8,309,730	9,095,734	8,309,730	(786,004)
Vanguard	Vanguard 500 Index Fund		8,599,800	8,145,163	8,599,800	454,637
Vanguard	Vanguard 500 Index Fund	8,305,999		8,305,999	8,305,999
There were no category (ii), (iii), or (iv) reportable transactions during the year ended December 31, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
The Retirement Plan of Agilysys, Inc.
June 29, 2010

/s/ Kenneth J. Kossin, Jr.
Kenneth J. Kossin, Jr.
Senior Vice President and Chief Financial Officer

The Retirement Plan of Agilysys, Inc.
Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm.